UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Genta Incorporated
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

37245M801
(CUSIP Number)

Raymond P. Warrell, Jr., M.D.
Chairman and Chief Executive Officer
Genta Incorporated
200 Connell Drive
Berkeley Heights, New Jersey 07922
(908) 286-9800
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:
Emilio Ragosa, Esq.
Morgan, Lewis & Bockius LLP
502 Carnegie Center
Princeton, New Jersey 08540
(609) 919-6633

June 13, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages) (Page 1 of 6 Pages)

CUSIP No.	37245M801	SCHEDULE 13D	Page	2	of	6	Pages

1	NAME OF REPORTING PERSON Raymond P. Warrell, Jr., M.D.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, SC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0 (1) (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,450,000,000(1) (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 (1) (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

0(1) (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,450,000,000(1) (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.3% (1) (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

(1) Includes 1,450,000,000 shares of restricted Common Stock issued to the Reporting Persons on June 13, 2012. Does not include any shares underlying (i) restricted stock units held by the Reporting Persons, (ii) the March 2010 Warrants held by the Reporting Persons, which contain a provision preventing the holder from exercising any March 2010 Warrant to the extent such conversion would result in the holder beneficially owning more than 9.999% of the Common Stock outstanding, (iii) the December 2010 Warrants held by the Reporting Persons, which contain a provision preventing the holder from exercising any December 2010 Warrant to the extent such conversion would result in the holder beneficially owning more than 9.999% of the Common Stock outstanding, (iv) the September 2011 Warrants held by the Reporting Persons, which contain a provision preventing the holder from exercising any September 2011 Warrant to the extent such conversion would result in the holder beneficially owning more than 9.999% of the Common Stock outstanding and (v) March 2012 I Notes held by the Reporting Persons, which contain a provision preventing the holder from converting any March 2012 I Note to the extent such conversion would result in the holder beneficially owning more than 9.999% of the Common Stock outstanding.

CUSIP No.	37245M801	SCHEDULE 13D	Page	3	of	6	Pages

1	NAME OF REPORTING PERSON Loretta M. Itri, M.D.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, SC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0 (1) (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,450,000,000 (1) (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 (1) (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

0 (1) (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,450,000,000 (1) (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.3% (1) (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

(1) Includes 1,450,000,000 shares of restricted Common Stock issued to the Reporting Persons on June 13, 2012. Does not include any shares underlying (i) restricted stock units held by the Reporting Persons, (ii) the March 2010 Warrants held by the Reporting Persons, which contain a provision preventing the holder from exercising any March 2010 Warrant to the extent such conversion would result in the holder beneficially owning more than 9.999% of the Common Stock outstanding, (iii) the December 2010 Warrants held by the Reporting Persons, which contain a provision preventing the holder from exercising any December 2010 Warrant to the extent such conversion would result in the holder beneficially owning more than 9.999% of the Common Stock outstanding, (iv) the September 2011 Warrants held by the Reporting Persons, which contain a provision preventing the holder from exercising any September 2011 Warrant to the extent such conversion would result in the holder beneficially owning more than 9.999% of the Common Stock outstanding and (v) March 2012 I Notes held by the Reporting Persons, which contain a provision preventing the holder from converting any March 2012 I Note to the extent such conversion would result in the holder beneficially owning more than 9.999% of the Common Stock outstanding.

EXPLANATORY NOTE

     This Amendment No. 3 to the Schedule 13D amends and restates Items 3, 5, 6 and 7 of the Schedule 13D, filed May 19, 2000, as previously amended by Amendment No. 1 to the Schedule 13D, filed October 9, 2009 and Amendment No. 2 to the Schedule 13D, filed January 14, 2011, by Raymond P. Warrell, Jr., M.D. and Loretta M. Itri, M.D., Dr. Warrell’s wife (collectively, the “Reporting Persons”), relating to the Common Stock, $0.001 par value per share, of Genta Incorporated, a Delaware corporation (the “Company”).

Item 3.	Source and Amount of Funds or Other Consideration.

The shares of the Company’s Common Stock beneficially owned by the Reporting Persons have been acquired (i) in connection with the issuance of 15% senior secured convertible notes on June 9, 2008 (the “June 2008 Notes”), as previously reported on the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “Commission”) on June 10, 2008, and subsequently reported on the Reporting Persons’ Forms 4 filed with the Commission; (ii) in connection with the issuance of 6% senior secured convertible notes on March 30, 2012 (the “March 2012 I Notes”), as previously reported on the Company’s Current Report on Form 8-K filed with the Commission on March 29, 2012, and subsequently reported on the Reporting Persons’ Forms 4 filed with the Commission; and (iii) pursuant to equity awards made pursuant to the Company’s stock incentive plans and outside of such plans during the Reporting Persons’ service as an officer and director, if applicable, of the Company, which have been reported on the Reporting Persons’ Forms 4 filed with the Commission.

Item 5.	Interest in Securities of the Issuer.

     (a) Without giving effect to the 60 day limitation set forth in Rule 13d-3(d)(1)(i) of the Exchange Act or any beneficial ownership limitations set forth in the securities held by the Reporting Persons, Dr. Warrell may be deemed to beneficially own an aggregate of 4,756,588,204 shares of Common Stock, representing 48.0% of the Common Stock outstanding (which was 5,959,717,543 as of June 19, 2012), comprised of 1,377,299,520 shares underlying warrants to purchase Common Stock issued to Dr. Warrell on March 10, 2010 (the “March 2010 Warrants”), which contain a provision preventing the holder from exercising such warrants to the extent such exercise would result in the holder beneficially owning more than 9.999% of the Common Stock outstanding, which are held in a joint account with Dr. Itri, 180,003,003 shares underlying warrants to purchase Common Stock issued to Dr. Warrell on December 14, 2010 (the “December 2010 Warrants”), which contain a provision preventing the holder from exercising such warrants to the extent such exercise would result in the holder beneficially owning more than 9.999% of the Common Stock outstanding, which are held in a joint account with Dr. Itri, 970,398 shares underlying the December 2010 Warrants, which are held in Dr. Warrell’s individual retirement account, 1,455,670 shares underlying the December 2010 Warrants, which are held in Dr. Itri’s individual retirement account, of which Dr. Warrell is the beneficiary, 1,783,468,409 shares underlying warrants to purchase Common Stock issued to Dr. Warrell on September 9, 2011 (the “September 2011 Warrants”), which contain a provision preventing the holder from exercising such warrants to the extent such exercise would result in the holder beneficially owning more than 9.999% of the Common Stock outstanding, which are held in a joint account with Dr. Itri, 10,446,039 shares underlying the September 2011 Warrants, which are held in Dr. Warrell’s individual retirement account, 15,669,099 shares underlying the September 2011 Warrants, which are held in Dr. Itri’s individual retirement account, of which Dr. Warrell is the beneficiary, 220,834,130 shares underlying the March 2012 I Notes held by Dr. Warrell, which contain a provision preventing the holder from converting any March 2012 I Note to the extent such conversion would result in the holder beneficially owning more than 9.999% of the Common Stock outstanding, which are held in a joint account with Dr. Itri, 17,500,020 shares underlying the March 2012 I Notes, which are held in Dr. Itri’s individual retirement account, of which Dr. Warrell is the beneficiary, 254,712,708 shares underlying restricted stock units held by Dr. Warrell, 82,564,328 shares underlying restricted stock units held by Dr. Itri, 800,000,000 restricted shares issued pursuant to certain vesting requirements held by Dr. Warrell and 650,000,000 restricted shares issued pursuant to certain vesting requirements held by Dr. Itri.  The filing of this Statement shall not be construed as an admission that Dr. Warrell is, for the purposes of Section 13(d) or 13(g) of the Securities Act of 1934, as amended (the “Securities Act”), or otherwise, the beneficial owner of any of the securities held by Dr. Itri’s individual retirement account or underlying the restricted stock units held by Dr. Itri.

     Without giving effect to the 60 day limitation set forth in Rule 13d-3(d)(1)(i) of the Exchange Act, Dr. Itri may be deemed to beneficially own an aggregate of 4,756,588,204 shares of Common Stock, representing 48.0% of the Common Stock outstanding (which was 5,959,717,543 as of June 19, 2012), comprised of 1,377,299,520 shares underlying the March 2010 Warrants, which are held in a joint account with Dr. Warrell, 180,003,003 shares underlying the December 2010 Warrants, which are held in a joint account with Dr. Warrell, 970,398 shares underlying the December 2010 Warrants, which are held in Dr. Warrell’s individual retirement account, of which Dr. Itri is the beneficiary, 1,455,670 shares underlying the December 2010 Warrants, which are held in Dr. Itri’s individual retirement account, 1,783,468,409 shares underlying the September 2011 Warrants, which are held in a joint account with Dr. Warrell, 10,446,039 shares underlying the September 2011 Warrants, which are held in Dr. Warrell’s individual retirement account, of which Dr. Itri is the beneficiary, 15,669,099 shares underlying the September 2011 Warrants, which are held in Dr. Itri’s individual retirement account, 220,834,130 shares underlying the March 2012 I Notes, which are held in a joint account with Dr. Warrell, 17,500,020 shares underlying the March 2012 I Notes, which are held in Dr. Itri’s individual retirement account, 254,712,708 shares underlying restricted stock units held by Dr. Warrell, 82,564,328 shares underlying restricted stock units held by Dr. Itri, 800,000,000 restricted shares issued pursuant to certain vesting requirements held by Dr. Warrell and 650,000,000 restricted shares issued pursuant to certain vesting requirements held by Dr. Itri.  The filing of this Statement shall not be construed as an admission that Dr. Itri is, for the purposes of Section 13(d) or 13(g) of the Securities Act, or otherwise, the beneficial owner of any of the securities held by Dr. Warrell’s individual retirement account, underlying the March 2010 Warrants or December 2010 Warrants or underlying the restricted stock units held by Dr. Warrell.

     (b) As husband and wife sharing the same household, the Reporting Persons may be deemed to have shared voting power, either directly or indirectly, over all of the 1,450,000,000 shares set forth on this Statement.  As husband and wife sharing the same household, the Reporting Persons may be deemed to have shared dispositive power, either directly or indirectly, over 0 of the 1,450,000,000 shares set forth on this Statement.  The Reporting Persons do not have dispositive power of the 1,450,000,000 shares of restricted common stock issued on June 13, 2012 due to the restrictions placed thereon.  The filing of this Statement shall not be construed as an admission that Dr. Warrell is, for the purposes of Section 13(d) or 13(g) of the Securities Act, or otherwise, the beneficial owner of the restricted shares held by Dr. Itri, any of the securities held by Dr. Itri’s individual retirement account or underlying the restricted stock units held by Dr. Itri.  Additionally, the filing of this Statement shall not be construed as an admission that Dr. Itri is, for the purposes of Section 13(d) or 13(g) of the Securities Act, or otherwise, the beneficial owner of the restricted shares held by Dr. Warrell, any of the securities held by Dr. Warrell’s individual retirement account or underlying the restricted stock units held by Dr. Warrell.

     (c) Except as reported on the Reporting Persons’ Forms 4, the Reporting Persons have not effected any transaction in shares of the Common Stock during the past 60 days.

     (d) The Reporting Persons have the shared right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities held in a joint account by the Reporting Persons.  Dr. Warrell has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities held in his individual retirement account, the restricted shares of Common Stock and the Common Stock underlying the March 2012 I Notes held by him and the Common Stock underlying the restricted stock units held by him.  Dr. Itri has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities held in her individual retirement account, the restricted shares of Common Stock and the Common Stock underlying the March 2012 I Notes held by her and the Common Stock underlying the restricted stock units held by her.

     (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The 1,450,000,000 shares of restricted common stock granted to the Reporting Persons will be subject to Restricted Stock Grant Agreements between the Issuer and each of the Reporting Persons to be negotiated between the parties.

Item 7.	Material to be Filed as Exhibits.

Not applicable.

SIGNATURES

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: June 22, 2012

/s/ Raymond P. Warrell, Jr., M.D. Raymond P. Warrell, Jr. M.D.

/s/ Loretta M. Itri, M.D. Loretta M. Itri, M.D.